MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended June 30, 2004


This discussion and analysis should be read in conjunction with the consolidated financial statements for the fiscal years ended June 30, 2004 and June 30, 2003 and the notes thereto. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian
GAAP). These accounting principles differ in certain respects from U.S. GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 9 to the audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (MD&A) contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business; actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Corporation has rights.

The Corporation will incur expenditures either directly or, pursuant to agreements with certain partners, on behalf of joint ventures. These will include costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Corporation does not currently intend to establish our own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Corporation may participate in ownership of manufacturing facilities if appropriate opportunities are available.


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



SELECTED ANNUAL INFORMATION


                                                 Year Ended     Year Ended     Year Ended
                                              June 30, 2004  June 30, 2003  June 30, 2002

      Interest income                              $347,187       $273,232       $154,112

      Expenses:
      General and administrative                  3,130,324      1,877,509      1,864,289
      Licensing and product Development           5,066,569      3,965,385      4,729,216

      Loss for the period                         7,211,374      7,381,820      6,446,693
      Deficit, beginning of period               36,411,810     28,969,893     22,523,200
                                                ===========    -----------    -----------

      Deficit, end of period                    $43,779,888    $36,411,810    $28,969,893
                                                ===========    ===========    ===========

      Basic and diluted loss per common share         $0.34          $0.56          $0.50
                                                ===========    ===========    ===========

      Total Assets                              $20,882,792     $8,649,842    $13,577,482
                                                ===========    ===========    ===========


RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2004 Compared To Fiscal Year Ended June 30, 2003

During the fiscal year ended June 30, 2004, the Corporation expended $8,196,893 on the development and the commercialization of licensed products and on the administration of the Corporation compared to $5,842,894 for the fiscal year ended June 30, 2003. The loss for the fiscal year ended June 30, 2004 was $7,211,374 compared to $7,381,820 for the fiscal year ended June 30, 2003. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003 and the disposal of marketable securities in fiscal 2004 resulted in a gain on sale of $638,332. The accumulated deficit at the end of the period was $43,779,888 compared to $36,411,810 at June 30, 2003.

During the fiscal year ended June 30, 2004 the Corporation funded licensing and product development activities totaling $5,066,569, an increase of $1,101,184 from the prior year. The increase in expenditures related to the Phase III trial of tesmilifene in metastatic and recurrent breast cancer was partly offset by a reduction in expenditures for TheraCIM and the EGF vaccine. Development of the EGF vaccine was stopped in the first quarter of fiscal 2003 with approximately $260,000 spent in that year as compared with nothing spent in fiscal 2004. Also, there was also approximately $940,000 less spent on TheraCIM in fiscal 2004 because less was spent on clinical trials, manufacturing, and patents than in fiscal 2003. Offsetting these reductions and reduction in other development costs were the expenditures totaling approximately $2,900,000 related to the large Phase III trial of tesmilifene that began in fiscal 2004. This trial is expected to carry on through fiscal 2006 and to include up to 700 patients.

The general and administrative expenses for the fiscal year ended June 30, 2004 totaled $3,130,324, compared to $1,877,509 for the prior year. The major increases occurred in travel, legal & audit, and investor relations as a result of increased public reporting requirements and activities relating to increasing exposure to the US capital markets and pursuing the listing of our securities on a US stock exchange.

Fiscal Year Ended June 30, 2003 Compared To Fiscal Year Ended June 30, 2002

During the fiscal year ended June 30, 2003, the Corporation expended $5,842,894 on the development and the commercialization of licensed products and on the administration of the Corporation compared to $6,593,505 for the fiscal year ended June 30, 2002. The loss for the fiscal year ended June 30, 2003 was $7,381,820 compared to $6,439,393 for the fiscal year ended June 30, 2002. In fiscal 2003 before "Loss on marketable securities", the loss was $869,731 less than the comparable figure of $6,439,393 in fiscal 2002. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003. The accumulated deficit at the end of the period was $36,411,810 compared to $28,969,893 at June 30, 2002.

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

During the fiscal year ended June 30, 2003 the Corporation funded licensing and product development activities totaling $3,965,385, a decrease of $763,831 from the prior year. There was approximately $570,000 less spent on the EGF vaccine in fiscal 2003 than in fiscal 2002 because work was stopped on development of the vaccine in the first quarter of fiscal 2003. There was also approximately $470,000 less spent on TheraCIM in fiscal 2003 because fiscal 2002 included manufacturing costs that were not repeated in fiscal 2003. Expenditures related to the development of tesmilifene increased approximately $560,000 in 2003 over fiscal 2002 as new patents were filed and new batches were manufactured for clinical trials.

The general and administrative expenses for the fiscal year ended June 30, 2003 totaled $1,877,509, comparable to $1,864,289 for the prior year.

SUMMARY OF QUARTERLY RESULTS

                                                               Basic and
                              Revenue           Net Loss    diluted loss
                           (interest)                         per Common
                                                                   Share
      June 30, 2004        $  121,983         $3,225,056           $0.11
      March 31, 2004          120,441          2,107,232            0.09
      December 31, 2003        53,156          1,099,260            0.06
      September 30, 2003       51,607            779,826            0.04
      June 30, 2003            61,436          1,151,889            0.08
      March 31, 2003           74,601          2,056,653            0.16
      December 31, 2002        69,946          2,868,409            0.22
      September 30, 2002       67,249          1,304,869            0.10


Fourth Quarter -- Three Month Period Ended June 30, 2004 Compared To The Three Month Period Ended June 30, 2003

Total expenditures for the three months ended June 30, 2004 were $3,231,494 compared to $1,251,667 for the same quarter last year. General and Administrative expenses for the three months were $1,299,072, up from $481,982 from the prior year, principally due to expenses related to obtaining a US listing. Licensing and Product Development expenses were $1,932,422 for the three months compared to $772,685 for the same quarter last year. The fourth quarter this year includes $1,170,000 for the tesmilifene Phase III clinical trial in metastatic and recurrent breast cancer that commenced in March 2004 and is expected to continue through fiscal 2006. Interest revenue was $121,983 this year compared with $61,436 for the three months last year because of the increased cash on hand.

Net loss for the three months ended June 30, 2004 was $3,225,056, up from $1,151,889 for the same period last year because of the increase in development expenditures.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Corporation has financed the evaluation, licensing and further development of our licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Corporation does not have net earnings from our operations, the Corporation's long-term liquidity depends on our ability to out-license our products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of our clinical trials, the development of our regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

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

In June 2002, the Corporation raised $11.5 million ($15 million gross) through the issuance of 3,750,000 Class B Preferred Shares, Series 1. This public offering resulted in these Class B Preferred Shares being listed on the TSX and AIM. On June 12, 2003 all the preferred shares were converted to common shares. On that date, all the common shares became listed on the TSX and AIM.

On December 15, 2003 the Corporation completed the sale of 10,895,658 special warrants for a total gross proceeds of $19,067,402 (net $17,047,001) by means of a private placement financing.

As at June 30, 2004 the Corporation had cash and short-term deposits totaling $20,387,858 and current liabilities of $1,163,711.

On September 30, 2004 the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,611,860). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time for up to 36 months following the closing. The underwriters may draw down additional 700,000 units ($2.2 million) under the over-allotment provisions.

As of June 30, 2004, the only determinable future payments were those related operating lease obligations, which payments are set forth below.


--------------------------------- ----------- ------------- ------------- ------------ --------------
    Contractual Obligations         Total     Less Than 1    1-3 Years     3-5 Years    More Than 5
                                                  Year                                     Years
--------------------------------- ----------- ------------- ------------- ------------ --------------
        Operating Lease            $213,115     $58,632       $154,483         -             -
    (Expires: January 2008)
--------------------------------- ----------- ------------- ------------- ------------ --------------


In addition, as of June 30, 2004, the Corporation was party to certain licensing agreements that require the Corporation to pay a proportion of any fees that the Corporation may receive from sublicensees. The amounts of such fees are not known.

Finally, during the fiscal year ended June 30, 2004, the Corporation entered into a Clinical Research Services Agreement with Pharm-Olam International, Ltd. ("POI"), dated March 10, 2004. The Corporation has contracted with POI to conduct a Phase III clinical trial on it's behalf with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries trials are conducted in, the length of time over which the clinical trials are to be conducted and the time for completion of all Phase III clinical trials. The Corporation is liable for certain payment of clinical services costs, data management costs and pass through costs.

The Corporation plans to continue the clinical development of tesmilifene and Norelin and is in discussion with others regarding additional clinical trials for TheraCIM. There are also ongoing activities directed at licensing out tesmilifene and TheraCIM. The Corporation anticipates that it has sufficient cash to support its current development program to beyond the end of fiscal 2006.

Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.
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

Other than as discussed above, the Corporation is not aware of any material trends related the Corporation's business of product development, patents and licensing.

Risks and Uncertainties

Prospective purchasers should give careful consideration to the risk factors contained under "Risk Factors" in the Prospectus dated February 12, 2004. These risk factors include: (i) the Corporation being in an early stage of development; (ii) the Corporation's lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the ability of the Corporation to obtain, protect and use patents and other proprietary rights; (v) the Corporation's dependence on collaborative partners; (vi) the ability of the Corporation to keep abreast of rapid technological change; (vii) the ability of the Corporation to succeed against competition; (viii) the Corporation's lack of manufacturing experience; (ix) the Corporation's reliance on key personnel; (x) product liability and the Corporation's ability to maintain insurance; (xi) the Corporation's ability to maintain licenses; (xii) the Corporation's reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has certain arrangements with our subsidiaries that have an effect or may have a future effect on the Corporation's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to our subsidiaries will be reimbursed. The arrangements are described in notes 1, 4 and 9 of the financial statements. The Corporation makes provision for any advances to the joint ventures that do not eliminate on consolidation such that the Corporation has recorded 100% of the results of operations and cash flows of these entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates effect: the amount of development expenditures expensed vs. capitalized; the fair value of options and share purchase warrants; the amount reserved against the amount advanced to joint ventures in excess of the Corporation's proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

All expenditures incurred by the joint ventures are funded by advances from the Corporation. The Corporation will not be able to recover the advances unless and until the joint venture's net income exceeds the amount of the cumulative advances. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners' share of the advances.

The Corporation and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.
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

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at September 30, 2004, after giving effect to the financing that closed on September 30, 2004.

                 Common Shares                $77,280,157
                 Warrants                      $5,208,720
                    Number of common shares    35,315,989
                        Number of Warrants     10,819,361

Additional information relating the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com .


Dated:  September 30, 2004





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